                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule TO/A

                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                           UNIGRAPHICS SOLUTIONS INC.
                       (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                      ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of filing persons (offerors))

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   904928108
                                 (CUSIP number)

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                              Plano, Texas  75024
                                 (972) 604-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:
                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas  75201
                                 (214) 953-6500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                         AMENDMENT NO. 3 TO SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2001 (as amended, the "Schedule TO") by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and UGS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of EDS. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation (the "Company"), at $32.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and 11 through 13

     Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The first sentence of the paragraph under "Special Factors - Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Recommendation of the Special Committee and the Company Board" found on page 13 of the Offer to Purchase is amended by deleting subsection (2) and replacing it with the following:

        (2) determined that the Offer, the Merger Agreement and the Merger are substantively and procedurally fair and in the best interest of the Company and its stockholders (other than EDS and its affiliates),

(2) The paragraph entitled "1. The Company's Operating and Financial Condition" under the section "Special Factors - Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger - Fairness of the Offer and the Merger - The Special Committee" found on page 13 of the Offer to Purhcase is amended by adding the following at the end:

     The Special Committee determined that the liquidation value of the Company was irrelevant for purposes of determining the fairness of the Offer and the Merger because neither the Company nor EDS ever suggested that the liquidation of the Company was an alternative that was being, or ever would be, considered, and, therefore, the Special Committee concluded that liquidation was extremely unlikely.

(3) The first paragraph of "Special Factors - Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger -Fairness of the Offer and the Merger - The Company Board" found on page 15 of the Offer to Purchase is amended by deleting the first part of the sentence prior to the colon and replacing it with the following:

        In reaching its determination that the Offer and the Merger are substantively fair to and in the best interests of the Company and its stockholders (other than EDS and its affiliates), the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

(4) The first sentence of the first paragraph of the section "Special Factors - Position of EDS and the Purchaser Regarding the Fairness of the Offer and the Merger" found on page 22 of the Offer to Purchase is deleted and replaced with the following:

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        EDS and the Purchaser believe that the Offer and the Merger are substantively and procedurally fair to the Company's stockholders (other than EDS and its affiliates).

(5) The penultimate paragraph of "The Offer - Conditions to the Offer" on page 62 of the Offer to Purchase is deleted and replaced with the following:

     The foregoing conditions are for the sole benefit of EDS and its affiliates and may be asserted by EDS, in whole or in part, at any time and from time to time at or prior to the Expiration Date (except for conditions relating to governmental or regulatory approval, which may be asserted at any time prior or subsequent to the Expiration Date) in the sole discretion of EDS and may be waived by EDS in whole or in part at any time and from time to time at or prior to the Expiration Date (except for conditions relating to governmental or regulatory approval, which may be waived at any time prior or subsequent to the Expiration Date) in the sole discretion of EDS.

(6) The first sentence of the final paragraph of "The Offer - Conditions to the Offer" on page 62 of the Offer to Purchase is deleted and replaced with the following:

     The failure by EDS at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time at or prior to the Expiration Date (except for conditions relating to governmental or regulatory approval, which may be waived at any time prior to or subsequent to the Expiration Date).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 24, 2001

                                         UGS ACQUISITION CORP.



                                         By: /s/ David B. Hollander
                                            -----------------------------------
                                         Name:  David B. Hollander
                                              ---------------------------------
                                         Title:  Authorized Officer
                                               --------------------------------


                                         ELECTRONIC DATA SYSTEMS
                                         CORPORATION



                                         By: /s/ D. Gilbert Friedlander
                                            -----------------------------------
                                         Name:  D. Gilbert Friedlander
                                              ---------------------------------
                                         Title: Senior Vice President, General
                                                -------------------------------
                                                     Counsel and Secretary
                                                -------------------------------

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